Exhibit 99.1

J-Star Announces Interim Financial Results for the First Six Months of 2025

Taichung City, Taiwan, December 18, 2025 – J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions across a wide range of applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced its unaudited financial results for the six months ended June 30, 2025 (“First Half 2025”).

Financial and Business Highlights

●	Revenue increased 30.7% to $10.6 million compared to $8.1 million for the same period last year
●	Gross margin of 26.9% compared to 30.2% for the same period last year
●	Delivered net operating profit of $154,000 and profit after income tax of $5,000 as the Company focused on launching its branded products and preparation for its Nasdaq Initial Public Offering
●	Significantly expanded in rackets, including launching YMA’s first company-owned pickleball brand
●	Successfully completed Initial Public Offering in July 2025, raising $5.0 million in gross proceeds

Comments from Sam Van, Chief Executive Officer of J-Star

“We are proud to have become a leading provider of innovative carbon fiber and composite solutions with products that have been endorsed by major brands and embraced by champions for over six decades. Our strong first half 2025 results are indicative of our ability to innovate toward high growth markets such as rackets, adapt to evolving market conditions in bikes, and execute with discipline. As a public company, we believe we are still in the early stages of a compelling growth journey.”

“Revenue of $10.6 million grew more than 30% in 1H 2025, including approximately 500% growth in both our rackets and technical services businesses. This performance reflects successful evolution of our business model toward becoming a solutions provider rather than a traditional OEM. Notably, we were able to more than offset the deliberate reduction in bicycle volumes to focus on maintaining margins, as well as a decline in crank revenue following the acquisition of our customer by a third party.”

“In the first half of 2025 we prepared for YMA’s launch of a line of in-house pickleball paddles as part of our direct-to-consumer strategy as we seek to capture our share of the world’s fastest growing sport, and we have since introduced the first two paddles – Horizon and Supernova. We also partnered up with cycling industry veterans to create a new premium carbon fiber components brand – QO Bikes. We are encouraged by the initial market response to both offerings. We are focusing on preparing the automation production line setup ahead of the planned facility in Texas over the coming months.”

“Looking ahead, we are focused on establishing our U.S.-based manufacturing capabilities, as part of our stated OEM strategy to develop capacity closer to our customers, particularly for the pickleball market. This strategy will enable us to improve inventory management, reduce transportation time, and lower our costs relative to competitors, as well as adding value to our customers through a ‘made in America’ approach.”

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First Half 2025 Results

Total revenue for 1H 2025 was $10.6 million, an increase of 30.7% compared to $8.1 million for the first six months of 2024 (“1H 2024”). The growth was driven by a substantial increase in rackets and technical services sales, which more than offset lower sales of bicycle frames and components, reflecting a deliberate focus on maintaining margins rather than pursuing volumes in the bikes business.

Gross profit was $2.8 million, or 26.9% gross margin, compared to gross profit of $2.4 million, or 30.2% gross margin, for 1H 2024. The decrease in gross margin was concentrated in rackets as the Company reoriented business models to provide RD/Design/Raw Material supply services and acting as trading agent in preparation for exiting the China OEM business and expanding to the U.S.

Total operating expenses were $2.7 million, an increase of 47.6% compared to $1.8 million for 1H 2024. The increase was driven by higher administrative expenses, including non-recurring IPO-related expenses and costs associated with the launch of QO Bikes in Spain, as well as higher R&D expenses as we focus on preparing the automation factory setup in Houston, Texas.

Operating income was $154,000, a decrease of 75.3% compared to operating income of $623,000 in 1H 2024. Non-operating expenses, including finance costs, interest income and foreign exchange gains, were $139,000 in 1H 2025 compared to $230,000 in 1H 2024.

Profit after income tax was $5,000 ($0.00 per share) compared to $479,000 ($0.03 per share) in 1H 2024.

Cash and cash equivalents were $909,995 as of June 30, 2025, compared to $649,106 at December 31, 2024.

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymaunivers.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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J-Star Holding Co., Ltd. and its Subsidiaries

Interim Condensed Consolidated Balance Sheets

Expressed in United States Dollars

	As of June 30,	As of December 31,
	2025	2024
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$909,995	$649,106
Current financial assets at amortized cost	611,427	574,391
Accounts receivable, net	7,512,294	1,277,928
Accounts receivable due from related parties, net	5,482,668	5,029,583
Other receivables	1,762,648	1,952,834
Others receivables due from related parties	805,527	526,882
Inventories, net	830,461	555,680
Prepayments	618,243	519,817
Prepayment to a related party	2,110,639	0
Guarantee deposits - Current assets	149,189	0
Deferred IPO Cost	1,762,434	1,623,627
Current assets	22,555,525	12,709,848
Non-current assets
Non-current financial assets at fair value through other comprehensive income	1,789,804	1,789,804
Long-term receivables from related parties	8,300,723	8,300,723
Property, plant, and equipment, net	532,853	451,742
Right-of-use assets, net	183,056	164,140
Intangible assets, net	15,557	2,572
Deferred tax assets, net	431,375	433,800
Guarantee deposits - Non-current assets	59,064	133,390
Other non-current assets	438,656	390,363
Non-current assets	11,751,088	11,666,534
Total assets	$34,306,613	$24,376,382
Liabilities and Equity
Current liabilities
Short-term loans	$13,173,145	$8,999,751
Long-term loans due within one year	516,444	42,478
Contract liabilities	193,583	107,786
Accounts payable	5,780,818	209,567
Other payables	348,388	802,840
Current tax liabilities	0	16,415
Current lease liabilities	146,909	163,775
Other current liabilities	26,422	28,235
Current liabilities	20,185,709	10,370,847
Non-current liabilities
Long-term loans	1,072,029	995,290
Deferred tax liabilities	20,128	10,982
Non-current lease liabilities	36,511	0
Non-current liabilities	1,128,668	1,006,272
Total liabilities	21,314,377	11,377,119
Equity
Equity attributable to owners of parent
Share capital	7,881,444	7,881,444
Capital surplus	7,913,602	7,847,746
Accumulated deficit	(3,232,143)	(3,237,380)
Accumulated other comprehensive income	429,333	507,453
Total equity	12,992,236	12,999,263
Total liabilities and equity	$34,306,613	$24,376,382

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J-Star Holding Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

Expressed in United States Dollars

	For the six months ended June 30
	2025	2024
Operating revenue	$10,588,835	$8,098,739
Cost of revenue	(7,740,725)	(5,650,177)
Gross profit from operations	2,848,110	2,448,562
Operating expenses
Selling expenses	(607,807)	(645,251)
Administrative expenses	(1,620,373)	(924,572)
Research and development expenses	(466,351)	(297,959)
Reversal of expected credit losses	0	42,537
Operating expenses	(2,694,531)	(1,825,245)
Net operating income	153,579	623,317
Non-operating income and expenses
Other losses, net	(41,575)	(10,109)
Finance costs	(210,043)	(448,432)
Interest income	75,150	21,331
Foreign exchange gains	37,546	206,819
Non-operating expenses, net	(138,922)	(230,391)
Profit before income tax	14,657	392,926
Income tax (expense) credit	(9,420)	86,343
Profit (loss) after income tax	$5,237	$479,269
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign operations	(78,120)	(34,526)
Total comprehensive income	$(72,883)	$444,743

Basic and diluted
Earnings per share	$0.00	$0.03

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